LIMITED POWER OF ATTORNEY

The undersigned (the "Reporting Person"), constitutes and appoints Karen L. Witt, Frederick J. Baumann, and Gregory R. Gerbus, each of the law firm of Lewis Roca Rothgerber Christie LLP, signing singly (each, an "Attorney-in-Fact"), as the Reporting Person's true and lawful agent and attorney-in-fact to:

(a)   complete, execute and file for and on behalf of the Reporting Person, in the Reporting Person's capacity as a beneficial owner of the securities of Intrepid Potash, Inc., a Delaware corporation ("Intrepid Potash"), any forms, certificates, notices, or other documents that are necessary or appropriate pursuant to federal or state securities laws relating to the securities of Intrepid Potash beneficially owned by the Reporting Person, including but not limited to any (i) forms for receiving the Reporting Person's Central Index Key (CIK) numbers and Edgar access codes or the electronic filings of the Securities and Exchange Commission ("SEC"), (ii) any forms required to be filed with the SEC under Section 13 or Section 16 of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and (iii) any Form 144 required to be filed by the Reporting Person with the SEC pursuant to Rule 144 of the Securities Act of 1933, as amended ("Securities Act"), along with any amendments, supplements or exhibits to such forms required to be filed by the Reporting Person; and

(b)   take any other action in connection with the foregoing that, in the opinion of the Attorney-in-Fact, may be of benefit to, in the best interest of or legally required by the Reporting Person.

The Reporting Person grants to the Attorney-in-Fact full power and authority to do and perform any act, necessary or proper to be done in the exercise of any of the rights and powers herein granted as the Reporting Person might or could do if personally present, with full power of substitution or revocation, ratifying and confirming all that the Attorney-in-Fact may lawfully do or cause to be done by virtue of this Limited Power of Attorney and the rights and powers herein granted.

The Reporting Person understands that compliance with the requirements of Section 13 and Section 16(a) of the Exchange Act and the Securities Act, and the rules promulgated by the SEC thereunder, is the responsibility of the Reporting Person and that Attorneys-in-Fact have agreed to assist the Reporting Person with filing the reports the Reporting Person is required to submit under the Exchange Act and the Securities Act solely as an accommodation to assist the Reporting Person in complying with this responsibility.

In consideration of the Attorney-in-Fact acting on the Reporting Person's behalf pursuant to this Limited Power of Attorney, the Reporting Person agrees to indemnify and hold each Attorney-in-Fact, and each of their respective heirs, executors, legal representatives, successors, and assigns harmless from and against any and all losses, claims, causes of action, damages, fines, defense costs, amounts paid in settlement, liabilities and expenses, including reasonable attorneys' fees and expenses (collectively, "Losses"), relating to or arising out of the exercise of this Limited Power of Attorney by the Attorney-in-Fact, and will reimburse each such indemnified person for all Losses as they are incurred by such indemnified person in connection with any pending or threatened claim, action, suit proceedings or investigation with which such indemnified person is or is threatened to be made a party.

This Limited Power of Attorney will remain in full force and effect until the Reporting Person is no longer required to file make filings with the SEC with respect to the holdings of and transactions in securities issued by Intrepid Potash pursuant to the Exchange Act or the Securities Act, unless earlier revoked by the Reporting Person in a signed writing delivered to each Attorney-in-Fact.

[Signature page follows]

IN WITNESS WHEREOF, the Reporting Person has caused this Limited Power of Attorney to be executed as of this 20th day of December, 2024.

LOUISA CRAFT JORNAYVAZ, AS GUARDIAN AND CONSERVATOR FOR ROBERT P. JORNAYVAZ III

Louisa C Jornayvaz

Louisa Craft Jornayvaz